TIM Participações S.A.

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th Floor

22775-057 Rio de Janeiro, RJ

Brazil

April 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:       Notice of Disclosure Filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that TIM Participações S.A. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on April 30, 2020.  This disclosure can be found on pages ___ of the Annual Report on Form 20-F and is incorporated by reference herein.

Respectfully submitted,

TIM Participações S.A.

By:	/s/ Pietro Labriola
Name: Mr. Pietro Labriola
Title: Chief Executive Officer